EXHIBIT 21.1
Subsidiaries of Virtusa Corporation

Name of Subsidiary	Jurisdiction of Incorporation/Formation
Virtusa Consulting Services, Pvt. Ltd.	India

Virtusa (India) Private Limited	India

Virtusa International, B.V.	Netherlands

Virtusa (Private) Limited	Sri Lanka

Virtusa Securities Corporation	Massachusetts

Virtusa Software Services, Pvt. Ltd.	India

Virtusa UK Limited	United Kingdom